DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121-2133

www.dlapiper.com

Douglas J. Rein

doug.rein@dlapiper.com

T 858.677.1443

F 858.638.5043

VIA EDGAR

June 19, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	International Stem Cell Corporation

Registration Statement on Form S-1

File No. 333-184493

Ladies and Gentleman:

On behalf of International Stem Cell Corporation (the “Company”), we are writing in response to the comments provided in the letter from the staff of the Commission dated May 20, 2013 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to the Registration Statement (No. 333-184493) on Form S-1 (the “Registration Statement”).

Concurrently, the Company is filing Amendment No. 3 to the Registration Statement. Amendment No. 3 includes updated disclosures, as well as information intended to respond to the Comment Letter. We hereby submit the following responses to address the items identified in the Comment Letter. For ease of reference, we have included the text of the Staff’s comments followed by the Company’s response:

General

1.	Please revise your filing to include additional information other than price-related information. For example, please include the volume of shares and warrants to be registered. We note that non-price-related information such as volume may not be omitted in reliance on Rule 430A. See Securities Act Rules CD&I Question 227.02 (January 26, 2009).

RESPONSE:

The Company has revised the registration statement to include additional information other than price-related information, relating to the offering. However, the Company cannot yet accurately estimate the maximum number of shares and warrants to be issued, among other items. Prior to requesting acceleration of the effectiveness of the Registration Statement, the Company will file an amendment to the Registration Statement that will include the remaining non-price related information.

Securities and Exchange Commission

Page Two

2.	Please amend your filing to identify the lead placement agent.

RESPONSE:

Amendment No. 3 to the Registration Statement identifies Roth Capital Partners as the placement agent.

Cover Page

3.	Please revise your cover page to include all of the information required by Item 501(b)(8)(iii) of Regulation S-K with respect to the best efforts underwriting arrangement.

RESPONSE:

The Company has revised the cover page to include the relevant required information.

The Company will file the requested acknowledgements with its request for acceleration. If you have any questions or comments regarding this letter, please contact me at (858) 677-1443.

Very truly yours,

DLA PIPER LLP (US)

/s/ Douglas J. Rein
Douglas J. Rein

cc:	Jay Novak, International Stem Cell Corporation